SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                                 Leapnet, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock (Par Value $.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   521864207
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Gregory J. Garville
                    President and Chief Operating Officer
                   Mickelberry Communications Incorporated
                               405 Park Avenue
                                 New York, NY
                                (212) 832-0303

                               With a copy to:

                               John C. Hart, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)
                             (Page 1 of 11 pages)

CUSIP No. 521864207                 13D                   Page 2 of 11



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mickelberry Communications Incorporated

     I.R.S. Identification No. 36-1474360
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


      OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 N/A  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    434,200
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    434,200
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     434,200
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James C. Marlas
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 N/A  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    50,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          434,200
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    50,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    434,200
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     484,200
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 521864207             13D                     Page 4 of 11


Item 1.  Security and Issuer

     This initial statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock (Par Value $.01 Per Share) (the "Common Stock") of Leapnet, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 420 West Hubbard Street, Chicago, Illinois 60610.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Mickelberry Communications Incorporated, a Delaware corporation ("Mickelberry"), and James C. Marlas, hereafter collectively referred to as the "Reporting Persons".

     Mickelberry's principal executive offices are located at 405 Park Avenue, New York, New York 10022. Mickelberry oversees the management of four marketing services companies and makes investments in micro-cap companies. James C. Marlas is the principal shareholder of Mickelberry and Chairman of its Board of Directors.

     To the best knowledge of the Reporting Persons, the business address, present principal occupation of employment and Common Stock ownership of each executive officer and director of Mickelberry (collectively the "Covered Persons") is set forth in Schedule A hereto. All Covered Persons are United States citizens. The information contained in Schedule A is incorporated herein by reference.

     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 434,200 shares of Common Stock owned by Mickelberry is $841,610 and was acquired with corporate funds. The aggregate purchase price of the 50,000 shares of Common Stock owned by Mr. Marlas is $267,000 and was acquired with personal funds.

Item 4.  Purpose of the Transaction.

     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the Common Stock at current market prices is undervalued and represents an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock

CUSIP No. 521864207             13D                     Page 5 of 11

desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

     If the Reporting Persons decide to increase their position in the Issuer, the Reporting Persons may also evaluate various possible alternatives with respect to their investment in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Although no course of action has presently been decided upon, the Reporting Persons may consider possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

     The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5.  Interest in Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

     (a) The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 5,840,992 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

     As of the close of business on August 29, 2001, the Reporting Persons collectively own 484,200 shares of Common Stock, constituting approximately 8.3% of the shares of Common Stock outstanding. Mickelberry beneficially owns 434,200 shares of Common Stock, constituting approximately 7.4% of the shares of Common Stock outstanding. Mr. Marlas has sole beneficial ownership of 50,000 shares of Common Stock, constituting approximately .9% of the shares of Common Stock outstanding. Mr. Marlas may also be deemed to beneficially own the Common Stock owned by Mickelberry by virtue of his relationship to Mickelberry. Mr. Marlas expressly disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The beneficial ownership of shares of Common Stock of the other Covered Persons is set forth in Schedule A hereto and incorporated herein by reference.

     (b) Except as set forth above and reflected on the cover page for Mr. Marlas, each of the Reporting Persons and, to the best knowledge of the Reporting Persons, Covered Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

CUSIP No. 521864207             13D                     Page 6 of 11


     (c) Information with respect to all transactions in the Common Stock that were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on Schedule B annexed hereto and incorporated herein by reference.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons or the Covered Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.


     Except as described in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any Covered Person presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit 1 -                Joint Filing Agreement

CUSIP No. 521864207                           13D               Page 7 of 11

                                  SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2001

                              Mickelberry Communications Incorporated



                              By:      /s/ Gregory J. Garville
                                       ----------------------------------
                                       Name:  Gregory J. Garville
                                       Title: President and Chief
                                              Operating Officer




                                /s/  James C. Marlas
                                -----------------------------------------
                                     James C. Marlas

CUSIP No. 521864207             13D                     Page 8 of 11


                               INDEX OF EXHIBITS


Exhibit No.                                    Description
----------                                     ------------

    1                                          Joint Filing Agreement

CUSIP No. 521864207             13D                     Page 9 of 11



                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    MICKELBERRY COMMUNICATIONS INCORPORATED

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Mickelberry Communications Incorporated. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 405 Park Avenue, New York, New York 10022.

Board of Directors

                          Present Principal                   Ownership
Name                      Occupation*                         of Common Stock
----                      -----------------                   ---------------

James C. Marlas           Chairman of the Board and Chief          See Item 5
                          Executive Officer

Gregory J. Garville       President and Chief Operating Officer    3,000

Robert Garrett, Jr.       Vice President of Investments            4,800

Vince J. Spina            Vice President of Finance                0

Marianne R. Austin         Corporate Secretary                      0



*  Note all positions indicated are with Mickelberry.

CUSIP No. 521864207             13D                     Page 10 of 11


                                  SCHEDULE B



Mickelberry

Trade Date     Shares             Price           Cost           Transaction
----------     ------             -----           ----           ------------



8/28/01          81,400            $1.05       $85,470     Private Transaction
8/24/01             700            $0.98          $686             Open Market
8/22/01             900            $0.98          $882             Open Market
8/22/01           1,000          $0.9798          $980             Open Market
8/22/01             200            $0.96          $192             Open Market
8/22/01             800            $0.99          $792             Open Market
8/21/01           2,000            $0.98        $1,960             Open Market
8/20/01          13,200            $0.96       $12,672             Open Market
8/20/01           8,000            $0.98        $7,840             Open Market
8/20/01         205,000            $1.40      $287,000     Private Transaction
8/15/01           1,000            $0.97          $970             Open Market
8/14/01           2,000            $0.97        $1,940             Open Market
8/14/01           2,000            $0.99        $1,980             Open Market
8/14/01           2,500            $1.00        $2,500             Open Market
8/13/01           3,500            $1.00        $3,500             Open Market

Robert Garrett, Jr.

8/20/01          3,500             $0.95        $3,325             Open Market
8/17/01            800             $0.99          $792             Open Market
8/17/01            500             $0.99          $495             Open Market

CUSIP No. 521864207                           13D               Page 11 of 11


Exhibit 1

                            JOINT FILING AGREEMENT

         Mickelberry Communications Incorporated, a Delaware corporation, and James C. Marlas, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock (Par Value $0.01 Per Share) of Leapnet, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  August 30, 2001

                             Mickelberry Communications Incorporated



                             By:   /s/ Gregory J. Garville
                                  ------------------------------------
                             Name:  Gregory J. Garville
                             Title: President and Chief Operating Officer


                              /s/ James C. Marlas
                              ----------------------------------
                              James C. Marlas